February 23, 2012

Celeste Murphy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

HapyKidz.com, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 17, 2012

File No. 333-177500

Dear Ms. Murphy:

HapyKidz.com, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter of January 24, 2012, pertaining to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on January 17, 2012.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 24, 2012.

General

1.

Please update the financial information included in your filing in accordance with the requirements of Rule 8-08 of Regulation S-X.

RESPONSE:  We have revised the Filing to include updated financial information.

Risks related to our business, page 10

Our business model may limit our ability to generate significant revenues…, page 11

2.

 We note your response to comment 1 from our letter dated December 15, 2011. Based on your response it appears that the company is calculating the donation on a per deal basis, and that the company intends to donate a minimum of 5% of revenues to charities even if the company as a whole is not profitable. If true, please revise your disclosure throughout your filing, where your plan to donate 50% of net profits is mentioned, to clarify that you intend to donate at least 5% of revenues to charities even if the company is not profitable.

RESPONSE:  We have revised the Filing throughout as requested.

In connection with the Company’s responding to the comments set forth in the January 24, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

HAPYKIDZ.COM, INC.

/s/ Holli Morris

By: Holli Morris

Title: President